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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              PREMIER BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.33 per share
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                         (Title of Class of Securities)

                                    74046J109
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                                 (CUSIP Number)

                              Rufus A. Fulton, Jr.
                      President and Chief Executive Officer
                          Fulton Financial Corporation
                                 One Penn Square
                          Lancaster, Pennsylvania 17604
                                 (717) 291-2411
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2003
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                      (Date of Event Which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

     The total number of shares reported herein is 835,000 shares, which constitutes approximately 19.5% of the total number of shares of the issuer outstanding as of January 16, 2003 (3,452,273) and the 835,000 shares issuable under the Warrant described herein. Unless otherwise indicated, all ownership percentages set forth herein assume that as of January 16, 2003 there were 3,452,273 shares of the issuer outstanding.

                               Page 1 of 11 Pages


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Cusip No: 74046J109
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Fulton Financial Corporation
        IRS Employer Identification No. 23-2195389


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]

         Not Applicable
    (b)  [ ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS
        WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
        Not applicable
         [   ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Pennsylvania

  NUMBER OF                                 7.  SOLE VOTING POWER
  SHARES                                           835,000/1/
  BENEFICIALLY
  OWNED BY                                  8.  SHARED VOTING POWER
  EACH                                                   0
  REPORTING
  PERSON                                    9.  SOLE DISPOSITIVE POWER
  WITH                                             835,000/1/

                                            10.  SHARED DISPOSITIVE POWER
                                                        0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
           835,000/2/

--------
/1/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act.


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Cusip No: 74046J109
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
          Not Applicable
           [    ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.5%

14.  TYPE OF REPORTING PERSON
          CO, HC


ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.33 per share (the "Premier Common Stock"), of Premier Bancorp, Inc. ("Premier"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The principal executive offices of Premier are located at 379 North Main Street, Doylestown, Pennsylvania 18901.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Schedule 13D is filed by Fulton Financial Corporation ("Fulton"), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a financial holding company under the BHC Act. Through its subsidiaries, Fulton provides a wide range of financial services to individuals and businesses located in Pennsylvania, New Jersey, Maryland and Delaware. Fulton's principal offices are located at One Penn Square, Lancaster, Pennsylvania 17602.

     Each executive officer and each director of Fulton is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Fulton is set forth in Exhibit 1 to this
Schedule 13D and is specifically incorporated herein by reference.

     (d)-(e) During the last five years, neither Fulton nor, to the best of Fulton's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fulton or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

--------
/2/ The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Exchange Act. See Item 5 of this Schedule 13D.


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Cusip No: 74046J109
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     Pursuant to a Warrant Agreement dated as of January 16, 2003, between
Premier, as issuer, and Fulton, as grantee (the "Warrant Agreement"), Premier has granted Fulton an option to purchase the shares of Premier Common Stock covered by this Schedule 13D under certain circumstances (the "Warrant"). Specifically, the Warrant grants Fulton the right to purchase up to 835,000 shares of Premier Common Stock (the "Warrant Shares") (which represent 19.5% of the number of shares outstanding on January 16, 2003, giving effect to the issuance of the shares pursuant to an exercise of the Warrant), subject to certain adjustments, at a price, subject to certain adjustments, of $17.85 per share. The Warrant was granted by Premier in connection with an Agreement and Plan of Merger, dated as of January 16, 2003 between Fulton and Premier (the "Merger Agreement").

     The exercise of the Warrant for the full number of Warrant Shares currently covered thereby would require aggregate funds of approximately $14.9 million. It is anticipated that, should the Warrant become exercisable and should Fulton elect to exercise the Warrant, Fulton would obtain the funds for purchase from working capital.

     Copies of the Warrant Agreement and the Warrant are included as Exhibits
99.1 and 99.2 to the Current Report on Form 8-K filed by Fulton with the Securities and Exchange Commission (the "SEC") on January 16, 2003 and are incorporated herein by reference in their entirety.

ITEM 4.  PURPOSE OF TRANSACTION.

     In connection with the execution of the Merger Agreement, Premier and Fulton executed the Warrant Agreement. The following description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, which is incorporated herein in its entirety.

     Pursuant to the Warrant Agreement, Premier issued to Fulton a warrant (the "Warrant") to purchase from Premier up to 835,000 fully paid and non-assessable shares of Premier Common Stock at a price per share equal to $17.85, subject to adjustment as provided for in the Warrant Agreement (such exercise price, as so adjusted, is referred to herein as the "Exercise Price"). The effect of the Warrant Agreement is to increase the likelihood that the Merger will occur by making it more difficult and expensive for another party to acquire Premier and to provide Fulton with compensation in the event of a third party offer for Premier.

     The Warrant may be exercised in whole or in part at any time or from time to time on or after the occurrence of an Exercise Event (as defined below) until termination of the Warrant. So long as the Warrant is owned by Fulton, it may be exercised for no more than the number of shares of Premier Common Stock equal to 835,000 (subject to adjustment as described below) less the number of shares of Premier Common Stock at the time owned by Fulton.

     Under the terms of the Warrant and the Warrant Agreement, Fulton may exercise the Warrant, in whole or in part, without the prior written consent except upon or after the occurrence of any of the following prior to termination of the Warrant (an "Exercise Event"): (i) a breach by Premier of any covenant set forth in the Merger Agreement and which would permit a termination of the Merger Agreement by Fulton pursuant to Section 8.1(b)(i) which occurs following a


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Cusip No: 74046J109
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bona fide proposal from any financially capable person (other than Fulton) to engage in an Acquisition Transaction; (ii) the failure of Premier's shareholders to approve the Merger Agreement at a meeting called for such purpose if at the time of such meeting there has been an announcement by any financially capable Person (other than Fulton) of a bona fide offer or proposal to effect an Acquisition Transaction and such offer or proposal has not been publicly withdrawn prior to mailing of the notice of the Premier shareholder meeting;
(iii) the acquisition by any Person of Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant); (iv)(A) any Person (other than Fulton) shall have commenced a tender or exchange offer, or shall have filed an application with an appropriate bank regulatory authority with respect to an Acquisition Transaction and, (B) within six (6) months from such offer or filing, such person consummates an Acquisition Transaction; (v) Premier shall have entered into an agreement, letter of intent, or other understanding with any Person (other than Fulton) providing for such Person to engage in an Acquisition Transaction; and/or (vi) termination of the Merger Agreement by Fulton under Section 8.1(b)(iii) or termination of the Merger Agreement by Premier under Section 8.1(c)(iii). As used in this Paragraph 2, the terms "Beneficial Ownership" and "Person" shall have the respective meanings set forth in Paragraph 7(f). For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation or statutory share exchange or any similar transaction involving Premier or a Premier Subsidiary,
(y) a purchase, lease or other acquisition of all or substantially all of the assets of Premier or a Premier Subsidiary or (z) a purchase or other acquisition of beneficial ownership of securities representing 25% or more of the voting power of Premier or a Premier Subsidiary.

     Any sale, assignment or transfer of the Warrant, in whole or in part, or any sale, assignment or transfer of the Shares by Fulton, other than a sale to a directly-owned subsidiary of Fulton, shall be subject to the right of first refusal of Premier (or any assignee or assignees of Premier) at a price equal to the written offer price that Fulton receives from a third party (other than a directly-owned subsidiary of Fulton) and intends to accept. The right of first refusal shall terminate 15 days after notice of Fulton's intention to sell has been delivered to Premier.

     The Warrant may be exercised by presentation and surrender thereof to Premier at its principal office accompanied by (i) a written notice of exercise,
(ii) payment of the Exercise Price for the number of shares of Premier Common Stock specified in such notice, and (iii) a certificate of the holder of the Warrant (the "Holder") specifying the event or events which have occurred and which entitle the Holder to exercise the Warrant. Upon such presentation and surrender, Premier shall issue promptly to the Holder the number of shares of Premier Common Stock to which the Holder is entitled. If the Warrant is exercised in part, Premier will, upon surrender of the Warrant for cancellation, execute and deliver a new Warrant entitling the Holder to purchase the balance of the shares of Premier Common Stock issuable thereunder.

     Generally, in the event of any change in the outstanding shares of Premier Common Stock by reason of a stock dividend, stock split or stock reclassification, the number and kind of shares or securities subject to the Warrant and the Exercise Price shall be appropriately and equitably adjusted so that the Holder shall receive upon exercise of the Warrant the number and class of shares or other securities or property that the Holder would have received in


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Cusip No: 74046J109
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respect of the shares of Premier Common Stock that could have been purchased upon exercise of the Warrant if the Warrant could have been and had been exercised immediately prior to such event. If, at any time after the Warrant may be exercised or sold by Fulton, Premier has received a written request from Fulton, Premier shall prepare, file and keep effective and current any governmental approvals required in connection with the Warrant and/or the shares of Premier Common Stock issued or issuable upon exercise of the Warrant. All expenses incurred by Premier in complying with such governmental approvals will be paid by Premier. Fulton will pay all expenses incurred by Fulton in connection with such governmental approvals, including fees and disbursements of its counsel and accountants, underwriting discounts and commissions, and transfer taxes payable by Fulton.

     The Warrant and the rights conferred thereby will terminate (i) upon the Effective Time of the Merger provided for in the Merger Agreement, (ii) upon a valid termination of the Merger Agreement (except a termination pursuant to Section 8.1(b)(iii) of the Merger Agreement) unless an event described in Paragraph 2 of the Warrant Agreement (including the occurrence of an event described in paragraph (iv)(A) therein) occurs prior to such termination in which case this Warrant and the rights conferred hereby, shall not terminate until 12 months after the occurrence of such event, or (iii) to the extent this Warrant has not previously been exercised, 12 months after the occurrence of an event described in Paragraph 2 of the Warrant Agreement (unless termination of the Merger Agreement in accordance with its terms (other than under Section 8.1(b)(iii) thereof) occurs prior to the occurrence of such event, in which case
(ii) above shall apply); except, however, that this Warrant and the Warrant Agreement shall expire and be of no further force and effect as of 5:00 p.m. on December 31, 2004.

     Under the Warrant Agreement, Fulton has the right to require Premier to repurchase the Warrant or, in the event the Warrant has been exercised in whole or in part, redeem the shares obtained upon such exercise within 180 days of an Exercise Event. In the case of a repurchase of shares obtained upon exercise of the Warrant, the redemption price per share (the "Redemption Price") is to be equal to the highest of: (i) 110% of the Exercise Price, (ii) the highest price paid or agreed to be paid for any share of Common Stock by an Acquiring Person (as defined below) during the one year period immediately preceding the date of redemption, and (iii) in the event of a sale of all or substantially all of Premier's assets or all or substantially all of a subsidiary of Premier's assets: (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Premier as determined by a recognized investment banking firm selected by such Holder and reasonably acceptable to Premier, divided by (y) the number of shares of Common Stock then outstanding. If the price paid consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by the Holder and reasonably acceptable to Premier.

     In the case of a repurchase of the Warrant, the redemption price is to be equal to the product obtained by multiplying: (i) the number of shares of Premier Common Stock represented by the portion of the Warrant that Fulton is requiring Premier to repurchase, times (ii) the excess of the Redemption Price over the Exercise Price.


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Cusip No: 74046J109
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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) By reason of its execution of the Warrant Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Fulton may be deemed to have sole voting and sole dispositive power with respect to the Premier Common Stock subject to the Warrant and, accordingly, may be deemed to beneficially own 835,000 shares of Premier Common Stock, or 19.5% of the Premier Common Stock issued and outstanding as of January 16, 2003, giving effect to the issuance of the shares pursuant to an exercise of the Warrant. However, because the Warrant is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, and would require the approval of applicable bank regulatory authorities, Fulton expressly disclaims any beneficial ownership of the 835,000 shares of Premier Common Stock which are obtainable by Fulton upon exercise of the Warrant.

     Except as set forth above, as of the date hereof, neither Fulton nor, to the best of Fulton's knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any Premier Common Stock.

     (c) Except as set forth above, as of the date hereof, no transactions in Premier Common Stock were effected during the past 60 days by Fulton or, to the best of Fulton's knowledge, by any of the individuals named in Schedule 1 hereto.

     (d) So long as Fulton has not purchased the Shares of Premier Common Stock subject to the Warrant, Fulton does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Premier Common Stock.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described above, the Merger Agreement contains certain customary restrictions on the conduct of the business of Premier, including certain customary restrictions relating to the Premier Common Stock. Except as provided in the Merger Agreement and the Warrant Agreements, neither Fulton nor, to the best of Fulton's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Premier, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or Warrant arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation.

Exhibit 2 Press Release dated January 16, 2003, relating to transactions between Fulton Financial Corporation and Premier Bancorp, Inc. (incorporated by reference to


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Cusip No: 74046J109
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                Exhibit 99.3 of Fulton Financial Corporation's Current Report
                on Form 8-K filed on January 16, 2003).

Exhibit 3 Agreement and Plan of Merger dated as of January 16, 2003 between Fulton Financial Corporation and Premier Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of Fulton's Current Report on Form 8-K filed on January 16, 2003).

Exhibit 4 Warrant Agreement dated as of January 16, 2003 between Premier Bancorp, Inc., as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.1 to Fulton Financial Corporation's Current Report on Form 8-K filed on January 16, 2003).

Exhibit 5 Warrant dated as of January 16, 2003 (incorporated by reference to Exhibit 99.2 to Fulton Financial Corporation's Current Report on Form 8-K filed on January 16, 2003).


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Cusip No: 74046J109
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                 FULTON FINANCIAL CORPORATION




                                 By:
                                    ---------------------------------------
                                         Charles J. Nugent
                                         Senior Executive Vice President and
                                         Chief Financial Officer

January 22, 2003


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Cusip No: 74046J109
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                                 EXHIBIT INDEX

Exhibit                       Description
-------                       -----------
Exhibit 1 Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation.

Exhibit 2 Press Release dated January 16, 2003, relating to transactions between Fulton Financial Corporation and Premier Bancorp, Inc. (incorporated by reference to Exhibit 99.3 of Fulton Financial Corporation's Current Report on Form 8-K filed on
                 January 16, 2003).

Exhibit 3 Agreement and Plan of Merger dated as of January 16, 2003, between Fulton Financial Corporation and Premier Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of Fulton's Current Report on Form 8-K filed on January 16, 2003.

Exhibit 4 Warrant Agreement dated as of January 16, 2003, between Premier Bancorp, Inc., as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.1 to Fulton Financial Corporation's Current Report on Form 8-K filed on January 16, 2003).

Exhibit 5 Warrant dated as of January 16, 2003 (incorporated by reference to Exhibit 99.2 to Fulton Financial Corporation's Current Report on Form 8-K filed on January 16, 2003.


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